August 11, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Mary E. Higgins
Chief Financial Officer
3440 West Russell Road
Las Vegas, NV 89118

Re:	Herbst Gaming, Inc.
	Form 10-K for the year ended December 31, 2005
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 333-71094

Dear Ms. Higgins:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Also, please file an amended Form 8-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements
and
to enhance the overall disclosure in your filing.  We look forward to
working with you in these respects.  We welcome any questions you may
have about our comments or any other aspect of our review.  Feel free
to call us at the telephone numbers listed at the end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Marketing, page 4
1. We note the disclosure on page 4 indicating that the Company has implemented a players club and slot club under which points earned may be redeemed for cash, discounted rooms, food and other goods and services. Please tell us and explain in the notes to your financial statements in future filings how you recognize and classify awards earned by customers under this program.


Management`s Discussion &Analysis

- Recently Issued and Adopted Accounting Standards, page 32

2. We note your disclosure listing the accounting standards that did not or are not expected to have any impact on your results of operations or financial condition. In future filings, please expand your disclosure in MD&A and the notes to the financial statements to include: 1) a brief description of the new standard; 2) the date that adoption is required and the date that the registrant plans to adopt, if earlier; and 3) a discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant.
See SAB No. 74.

Statements of Operations, page 37

3. We note that interest expense is presented net of capitalized interest. Please revise future filings to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized. See paragraph 21 of SFAS No. 34.

Notes to the Financial Statements

Note 1.  Description of Business and Summary of Significant
Accounting
Policies

- Lease Acquisition Costs, page 42
- Location Rent Expense, page 43

4. We note the disclosure indicating that capitalized lease acquisition costs are amortized using the straight-line method over the term of the related leases, including expected renewals, which range from one to twenty years. We also note the disclosure indicating that fixed rental payments are recorded on a straight-line basis over the agreement term, including any optional extension periods that are expected to be exercised. Please explain why you believe it is appropriate to amortize or recognize such costs over a period which includes expected renewals or optional extension periods, rather than over only the original lease term. As part of your response and your revised disclosure, clarify why you believe that expected renewals or optional extensions are reasonably assured. We may have further comment upon receipt of your response.





- Location Rent Expense, page 43

5. We note your disclosure related to location rent expense that states that contingent payments are expensed in the period incurred.
In future filings, please revise your disclosure to include the basis on which contingent payments are determined. See paragraph 16 of SFAS
No. 13. Also, in future filings, please revise to disclose the amount of fixed and contingent rentals incurred during each period presented.
Refer to the requirements of paragraph 16c of SFAS No. 13.

Note 2. Acquisitions

6. Please explain in further detail why no identifiable intangible assets (i.e., customer relationships, tradenames, etc) other than lease acquisitions costs were recognized in connection with the acquisition of the route assets of Anchor Coin, Inc. As part of your response and your revised disclosure please explain how the amount allocated to lease acquisition costs was determined and indicate the weighted average amortization period over which these costs are being amortized to expense.

7. Similarly, please explain in detail why no identifiable intangible assets other than goodwill were recognized in connection with the acquisition of three casinos from Grace Entertainment Inc. Your response should explain why you believe there are no other intangible assets such as customer relationships or similar assets, recognized in connection with this acquisition. In addition, please tell us and revise future filings to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141.

Note 7.  Long-Term Debt

8. We note your disclosure as to why you have not provided condensed consolidating financial information with respect to the subsidiary guarantors. In future filings, please also disclose whether there are any significant restrictions on your ability to obtain funds from your subsidiaries by dividend or loan. See Rule 3-10(i)(9) of Regulation
S-X.

Form 8-K/A dated April 15, 2005
Unaudited Pro Forma Condensed Combined Statement of Operations

9. Please revise the notes to the pro forma financial statements to disclose the significant assumptions used to determine the pro forma adjustments for the acquisition and refinancing transactions. As part of these disclosures, please indicate the amount of loan fees incurred on loans related to the acquisition and refinancing transactions and the method and term used to amortize them to expense. Also, please indicate the amount of debt obtained to finance the acquisition, the amount of debt refinanced and the interest rates on the debt obtained in the refinancing transaction.

Unaudited Pro forma Condensed Combined Balance Sheet

10. Please revise the adjustments to the pro forma balance sheet so that each adjustment is presented on a gross rather than net basis.
For example, separate adjustments should be disclosed reflecting the receipt of funds from debt obtained to finance the acquisition and for the payment of the cash purchase price of $276,800. Also, based on the disclosures currently presented in footnote (1) it is unclear as to which adjustments relate to purchase price adjustments to fair value and which represent the elimination of assets and liabilities not acquired or assumed in connection with the acquisition. Please revise to clearly indicate the nature of all adjustments reflected in the Grace Acquisition Adjustments column.

11. We note that your Form 8-K dated April 15, 2005 includes audited financial statements for those entities acquired in the Grace acquisition, however the auditor`s reports do not provide the name of the firm that issued the reports. Please amend your Form 8-K to include independent auditor`s reports that include the names of the firms using the reports, as required by Rule 2-02 of Regulation S-X.
See Item 9.01(a)(2) of Form 8-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
??

??

??

??

Ms. Mary E. Higgins
Herbst Gaming, Inc.
August 11, 2005
Page 1